Exhibit 99.2

STARFIELD RESOURCES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED AUGUST 31, 2011

GENERAL

The following is management’s discussion and analysis (“MD&A”) of the operations, results, and financial position of Starfield Resources Inc. (“Starfield” or “the Company”) for the three and six months ended August 31, 2011, which should be read in conjunction with the Company’s audited financial statements for the year ended February 28, 2011.

Unless otherwise noted, amounts are in Canadian dollars.

FORWARD LOOKING STATEMENTS

Certain information contained or incorporated by reference in this MD&A, including any information as to Starfield`s future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of nickel, copper, platinum, palladium, chromium, gold, and cobalt; volatility in the price of fuel and electricity; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and the USA; business opportunities that may be pursued by the Company; the anticipated impact of converting to International Financial Reporting Standards, operating or technical difficulties in connection with mining or development activities; employee relations; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks. Many of these uncertainties and contingencies can affect the Company`s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Starfield. These factors are discussed in greater detail in the Company’s most recent Form 20-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

NOTE TO U.S. INVESTORS REGARDING RESERVES AND RESOURCE ESTIMATES

The Company is required under Canadian law (National Instrument 43-101) to calculate and categorize mineral reserves and resources under the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), CIM Standards on Mineral Resources and Reserves Definitions and Guidelines. These guidelines establish definitions for the reporting of exploration information, mineral resources and mineral reserves in Canada. The U.S. Securities and Exchange Commission (the “SEC”) has not adopted or approved these definitions for use in the United States.

Canadian law requires disclosure of mineral resources that equate to measured, indicated and inferred resources if such resources are material to the company. While the terms “measured resource”, “indicated resource” and “inferred resource” are recognized and required by Canadian securities laws, the SEC does not recognize them, including under its Industry Guide 7. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. persons are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, U.S. persons are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

Accordingly, information concerning descriptions of mineralization, resources and reserves contained herein, and in information filed by the Company on SEDAR and EDGAR, may not be comparable to information made public by U.S. companies subject only to the reporting and disclosure requirements of the SEC.

DATE

This MD&A covers the three and six months ended August 31, 2011, and was prepared on October 13, 2011.

OVERALL PERFORMANCE

Introduction

Starfield is a geologically diverse resource company with multiple projects in favourable geographical settings, including:

•
The Ferguson Lake Project, a nickel-copper-platinum-palladium-cobalt property, located in Nunavut, Canada, covering 675,000 acres. The Company has incurred substantial exploration expenditures on the Ferguson Lake property in the last few years as it established a very large resource. Through a joint venture agreement with Thanda Resources Inc. (“Thanda”), the Company has also carried out an exploration program for diamonds on several parts of its property. On March 20, 2008, the Company announced positive economics from a preliminary assessment (“scoping study”) of its 100%-owned Ferguson Lake project. On December 15, 2008, the scoping study was updated, and continued to show that the project was economically attractive. Potentially large and economically viable deposits, such as Ferguson Lake, are not common, especially in a politically stable environment like Canada.

 All dollar values are in Canadian dollars unless otherwise indicated.

•
the Stillwater Project, a nickel-copper-cobalt-platinum-palladium and chromium property located in Montana, USA, covering approximately 15,700 acres adjacent to the Stillwater Platinum Mine, one of the world’s highest grade and largest producers of platinum group metals;

•	the Moonlight Project, a copper-silver property located in California on which two advanced stage copper-silver targets have been defined by previous mining and exploration; and,
•	one early stage Nevada gold property, currently held under a three year option to purchase agreement with a U.S. gold company.

Highlights

On August 29, 2011, the Company announced that it has received and accepted the resignation of its Chief Executive Officer, Mr. Andre Douchane, effective November 30, 2011.

On June 17, 2011, the Company completed a $1.4 million private placement financing by issuing 27,273,000 units at a price of $0.05. Each unit consisted of one common share and one common share purchase warrant. Each unit warrant entitles the holder to acquire one additional common share of the Company at a price of $0.08 for 24 months from the closing date.

On May 13, 2011, the Company completed a $3.8 million private placement financing by issuing 50,528,466 flow-through units at a price of $0.075. Each flow-through unit consisted of one flow-through common share and one common share purchase warrant. Each flow-through unit warrant entitles the holder to acquire one additional common share of the Company at a price of $0.11 for 24 months from the closing date.

Financial Summary

As at August 31, 2011, Starfield had $4.0 million in cash compared to the February 28, 2011, year-end balance of $3.9 million.

The Company had working capital of $3.4 million as of August 31, 2011 (February 28, 2011 - $3.6 million).

The Company’s financial instruments consist of cash, guaranteed investment certificates, account receivable and refundable deposits, accounts payable plus accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. No cash or investments are held in commercial paper or asset based securities.

The Company’s Stealth project in Nevada was abandoned in August 2011. The Company’s Nevada properties were written-off during the quarter ended May 31, 2011.

Other Information

The results of operations reflect the costs of property acquisitions, exploration expenses and costs incurred by the Company in order to maintain its properties in good standing with regulatory authorities, and for administrative infrastructure to manage the acquisition, exploration, and financing activities of the Company. General and administrative costs can be expected to increase or decrease in relation to the changes in activity required as property acquisitions and exploration continue. General and administrative costs are reduced by interest earned on bank accounts and short term investments. As of August 31, 2011, the Company had not recorded any revenues from its exploration projects.

All dollar values are in Canadian dollars unless otherwise indicated.

OUTLOOK

Junior exploration companies typically rely upon equity financing or joint venture partnerships to fund their activities, and it is still difficult for many mining companies to raise funds. During the six months ended August 31, 2011 the Company was successful in raising $5.2 million. These funds will allow Starfield to complete the 2011 exploration drilling programs and finance general operating expenses. While Starfield currently has positive working capital, future exploration programs beyond 2011 will require the Company to raise additional funding.

During the three and six months ended August 31, 2011, funds have been spent for the summer exploration program at both the Ferguson Lake and Stillwater properties, as well as for maintenance costs for the Company’s other US properties. In addition, the Company spent funds to complete Phase II test work to refine the oxidation and hydrolysis stages of Starfield’s hydrometallurgical process and start the operational testing for the mini-pilot plant construction.

During the first six months of fiscal 2012 the Company:

•	Drilled one short FL11-430 and one deep FL11-431 core hole during July and August 2011 at the Ferguson Lake Project;
•	Shipped a 9,428 lb. bulk sample to SGS Mineral Services, Lakefield, Ontario;
•	Drilled two core holes, EB11-01and LM 11-01 at the Stillwater Project during August 2011;
•	Continued the development of the flow-sheet for a continuous hydrometallurgical process; and
•	Maintained the Ferguson Lake camp and continued the permitting process.

For the remainder of fiscal 2012, Starfield will continue to advance its projects in financially prudent ways by reducing discretionary expenditures.

In addition to its ongoing review of strategic alternatives for the business, the Company will continue to focus on its operating priorities during the remainder of fiscal 2012:

•	Complete drilling of the one remaining deep FL 11-432 core hole during September 2011 at Ferguson Lake Project ;
•	Complete drilling of the three remaining core holes at the Stillwater Project during September 2011;and
•	Maintain the Ferguson Lake camp and continue the permitting process.

FERGUSON LAKE PROJECT

Introduction

With claim blocks spanning over 675,000 acres, and Indicated and Inferred resources of more than 44 million tonnes, the Ferguson Lake Project is the largest base metal (nickel-copper-cobalt) and platinum group metals (“PGM”) project in Nunavut.  Advanced exploration has been conducted by the Company since entering into an option agreement in 1999 whereby Starfield purchased a 100% interest in the mineral claims comprising the Ferguson Lake Property. The Company has undertaken a number of exploratory programs, which have included geological mapping and prospecting, surface and airborne geophysical surveys, and diamond drilling. Additionally, Starfield has been carrying out exploration for diamonds and gold in other areas of its property. By advancing the massive sulphide discovery towards development, and uncovering value in additional areas of its large land holding, Starfield is well positioned to take advantage of future metal markets.

 All dollar values are in Canadian dollars unless otherwise indicated.

During the quarter ended August 31, 2011, the Company completed the exploration drilling of two holes, FL11-430 and FL11-431, to depths of 215 metres and 422 metres respectively. Hole FL11-430 was completed on July 31, 2011 and hole FL11-431 was completed on July 29, 2011.

During August, 2011 the Company initiated the drilling of exploration hole FL11-432, located on the 119 Zone Extension. Drill hole FL11-432 is expected to confirm the continuity of massive sulphide mineralization between two previously drilled exploration holes, FL04-174 and FL04-200, as well as the extension of ore grade mineralization approximately 350 metres southwest of exploration hole FL04-174.

The 2011 Ferguson Lake exploration drilling program totalling approximately 2,000 metres is designed to further evaluate, as well as, extend the 119 Zone Extension, which is located approximately 3.0 kilometers southwest of the West zone resource area. This is an area in which limited drilling in the past has intersected relatively thick sections of Cu-Ni-Co-PGE mineralization at depths greater than 1,000m. Additionally, hole FL11-431 tested a previously untested zone possessing an encouraging conductivity response associated with a well developed surface gossan, while hole FL11-430 intersected massive sulphide mineralization at a shallow depth in The West zone that may slightly increase the known resources.

Scoping Study Confirms Economic Potential of Ferguson Lake Project

An update to the April, 2008 scoping study is currently being prepared by Roscoe Postle Associates Inc., (“RPA”) and is expected to be completed in the fall of 2011.

Scoping Study- April, 2008

An April 2008 scoping study, completed by Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”), was updated with economic parameters and costs in December 2008, and filed on SEDAR on December 15, 2008. The study reflected updated metallurgical test work results, the effects on capital and operating costs, a discussion of drill results since the last Mineral Resource update, the proposed plant site change to Arviat, the addition of revenue from hematite production, and an updated cash flow with an expanded discussion of commodity price sensitivities. The study shows that the Ferguson Lake project has positive economics.

Highlights of this updated scoping study are as follows:

•	Annual production anticipated at 27.5 million pounds of nickel, 43.6 million pounds of copper, 2.9 million pounds of cobalt, 1.4 million tonnes of sulphuric acid, and 1.4 million tonnes of hematite;
•	Resources sufficient to enable operations through 2030;
•	Capital costs estimated to be CDN$1.51 billion; and
•	Hydromet process, with by-product electrical power generation, resulting in very low cost operations.

 All dollar values are in Canadian dollars unless otherwise indicated.

The Company is pleased that the scoping study continued to indicate a viable project at Ferguson Lake. The study was based primarily on the West Zone resource, and did not include the East Zone. The East Zone, which contains 9.5 million tonnes of mineralization, was excluded due to insufficient diamond drilling and grade information. Also excluded was the potential of the low-sulphide PGM. The metals and acid markets are very volatile, and the return on the project will fluctuate accordingly.

The Ferguson Lake project is expected to initially consist of a small open pit mine, followed by transition into an underground mine within one year of operation. Infrastructure will include a processing plant onsite at Ferguson Lake to crush, clean and grind massive sulphides into slurry. Current plans call for a 285 kilometre pipeline that will transport the slurry from Ferguson Lake to a metallurgical processing plant located on the west coast of Hudson Bay. The two facilities will be connected by an 11-megawatt power line that follows the same path as the slurry pipeline.

The hydrometallurgical processing plant is expected to extract pure, London Metal Exchange-grade nickel, copper and cobalt metals from the Ferguson Lake massive sulphides at competitive production costs. Unlike most metallurgical extraction processes, this environmentally-friendly method generates no toxic residues, recycles key reagents within the process, and produces sufficient electricity directly from the leaching of massive sulphides to power both the plant and the mine, with some excess electricity available for potential sale.

The electricity will be produced from steam created as a result of burning the hydrogen sulphide gas generated from the first stage of leaching. This generates a vast amount of heat while producing a saleable reagent (sulphuric acid) and superheated steam to generate electricity. Generating power from the ore itself means that there is no need to import fuel oil to power the plant, and therefore, no greenhouse gases are emitted to the atmosphere.

A substantial amount of planning and innovation went into this study. The Company’s ability to generate its own electricity results in economical operating costs, and the process plant’s proximity to deep water shipping will make it easier for resupply and by-product transportation.

The scoping study is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to apply the economic considerations that would enable them to be categorized as mineral reserves. There is no certainty that the reserves development, production and economic forecasts on which this scoping study is based will be realized.

Exploration Program

Significant exploration and diamond drilling was undertaken during 2008 and was primarily designed to upgrade the confidence in a part of the existing copper-nickel-cobalt sulphide mineralization through a series of interspaced and extended drill holes. Additionally, a portion of the drilling was extended beneath the massive sulphide resource in an effort to further understand the low-sulphide PGM occurrence. As a result of this drilling, the massive sulphides were remodelled in December 2008 by Roscoe Postle Associates, Inc. Preliminary results have been received, and the Company will finalize the report when adequate resources are available. The final report was put on hold in an effort to conserve funds.

During late April 2009, the Company flew a detailed helicopter-borne geophysical survey designed to further delineate possible diamond and gold targets in the vicinity of the Y Lake Trend. This detailed geophysical program consisted of combined DIGHEM electromagnetic and Horizontal Magnetic Gradiometer surveys totalling 4,729 kilometres. In addition to better defining the complex geology within the survey area, the completed processing and interpretation of the data has identified 14 resistivity anomalies. These anomalies are potentially significant, since their size (greater than 100 metres in diameter), shape and apparent continuation to depth may be indicative of kimberlitic intrusive features. Anomaly M4 is particularly encouraging since it is located approximately 1.5 kilometres up-ice of till sample TDS5-126, which contained the previously reported micro-diamond found during mineralogical studies performed by SGS Mineral Services. Additional ground reconnaissance work, rock-chip sampling of targeted areas and closely spaced follow-up till sampling would be the next steps for each of the identified anomalies.

 All dollar values are in Canadian dollars unless otherwise indicated.

On October 5, 2009, Starfield announced the signing of a joint venture agreement with Thanda to advance Starfield’s previously identified diamond exploration program. The agreement gives Thanda the right to earn an initial 50% participating interest in a joint venture that will focus on the exploration and development of the diamond potential at the Ferguson Lake property by incurring cumulative exploration expenses of $6.5 million over a three year period. After the initial $6.5 million investment, Thanda may choose to commence a prefeasibility study. Upon completion of a prefeasibility study, Starfield may choose to either retain a 30% interest in the project by paying its pro-rata share of the costs of the prefeasibility study and future development, or convert to a 3% gross revenue royalty.

On October 27, 2009, Starfield announced its 2009 drill program for diamonds had commenced on the first of seven high-priority kimberlite-type geophysical anomalies at the Company’s large Ferguson Lake Project in Nunavut, Canada. Thanda is funding the drill program and providing their diamond expertise to design and supervise the program, while Starfield is operating the program using its existing Ferguson Lake infrastructure.

The initiative provides for seven holes to be drilled over four weeks at seven high-priority targets, conditions permitting. Initial drilling commenced at anomaly M4, located approximately 1.5 kilometers up-ice of till sample TDS5-126, which contained the previously reported micro-diamond found during mineralogical studies by SGS Minerals Services. The 14 electromagnetic anomalies were identified by a detailed helicopter-borne geophysical survey. Maps indicating the location of these anomalies can be viewed on Starfield’s website. This program was completed at the end of the third quarter of fiscal 2010.

Any kimberlite core encountered will be logged and sampled, and samples sent to SGS laboratory facilities in Lakefield, Ontario for micro-diamond and diamond indicator analysis. This information will be used to assess the economic potential of the kimberlites.

During the 2010 exploration program, Starfield Resources attempted six core holes and completed five holes totaling 1,126m. Four of the holes (FL10-424 thru FL10-427), as well as reconnaissance were designed to further evaluation formations having coincident geochemical and geophysical anomalies located in the Y Lake area, while the remaining two holes (FL10-428 and FL10-429) were designed to evaluate a strong airborne conductivity anomaly that is possibly related to the down dip continuation of the South Discovery Zone. The drill holes located in the Y- Lake area intersected zones of weakly anomalous base metals, while hole FL10-429 intersected a thin zone of sub-massive to massive sulphide mineralization.

Hydrometallurgical Testing

In 2006, the Company announced the successful hydrometallurgical bench-scale test extraction of base metals from the Ferguson Lake massive sulphide mineralization, and the subsequent production of high purity nickel and copper metal from the process solution. The 2006 program resulted in laboratory recoveries (from sulphide core samples) ranging from 98% to 99.8% for copper and nickel and 60% to 70% for cobalt. During the two-stage treatment process, the PGMs remain in the final residue (10% of original mass of sample) as a precious metal concentrate with a grade between 30 and 50 grams of palladium plus platinum per tonne. Separate electrolytic nickel and copper (99.99% purity) metal coupons (wafers) have been produced from the hydrometallurgical treatment solutions.

 All dollar values are in Canadian dollars unless otherwise indicated.

The success of this research program has allowed Starfield to develop a novel, environmentally-friendly and energy-efficient hydrometallurgical flow sheet to recover the base and precious metals from its Ferguson Lake massive sulphides. This process is carried out at atmospheric pressure, thus eliminating the need for a pressure leaching system. The research is focused on the crucial process step of iron precipitation and regeneration of the hydrochloric acid needed for the leaching step.

In 2006, the Company provided funding to Dr. Harris to arrange and build a two-stage mini pilot plant leach circuit. The custom-built pilot plant is designed to provide continuous feed and testing of the process. In 2007, the Company signed a contract with SGS Lakefield Research Limited to test the mini pilot plant using the Ferguson Lake massive sulphides. The process circuit’s modular units were set up at the SGS laboratory facility located in Lakefield, Ontario. Dr. Harris and the professional hydrometallurgical staff of Lakefield successfully carried out the project to its completion in the fall of 2007. The objectives of the project were fully realized, by demonstrating the continuous operational capability of the leaching circuits, and providing the data necessary for the scoping study.

During 2006 and 2007, SGS Lakefield Research Limited was also contracted to carry out flotation and metallurgical testing on Ferguson Lake massive sulphide mineralization, and to conduct Platsol Hydrometallurgical leaching of first stage leach concentrate produced from the Harris hydro-metallurgical process. All of these projects have been completed to support the Scott Wilson RPA scoping study evaluation of the Ferguson Lake Project.

In 2008, the Company released further successful test results from the refinement of the hydrolysis circuit in its hydrometallurgical process. During batch testing, the iron hydrolysis and acid recovery circuit worked well, producing high quality hematite and simultaneously recovering high strength hydrochloric acid. The hematite is of sufficient purity and quality to be used directly in steelmaking, and therefore presents a potential new revenue stream for the Ferguson Lake project. Testing of the semi-continuous circuit for iron hydrolysis, precipitation and hydrochloric acid recovery has been ongoing in Montreal. Initial results are encouraging, and further testing is planned.

Preliminary results show:

•	The procedure can be effectively and efficiently translated from the initial batch mode of testing to continuous operation. This is a key achievement in any hydrometallurgical process;
•	Hydrochloric acid, ranging from 30% to 35% in strength, has been continuously, and more importantly, steadily and consistently produced over extended periods of several hours; and,
•
The process generates a highly crystalline black hematite, with a coarse texture that filters very well, and an iron content of 68% to 71%, with no detectable base metals and very low chloride content (<0.2%).

Since the publication of the Company’s scoping study that was filed on SEDAR on May 1, 2008, considerable progress has been made towards optimizing and finalizing the process circuit. The magnesium chloride matrix has been replaced by hydrochloric acid leaching. All the data generated with magnesium are equally applicable to acid alone. The primary leach and secondary leach, both of which were successfully piloted at SGS Lakefield in 2007, perform exactly the same with iron as the matrix as they did with magnesium.

Early in 2009, Starfield engaged the Department of Mining and Materials Engineering, Hydrometallurgy Group, at McGill University in Montreal to perform a series of bench scale and semi-continuous oxidation and hydrolysis tests. These tests were designed to follow up on McGill’s work conducted under a Natural Sciences and Engineering Research Council of Canada (NSERC)/Starfield Collaborative Research and Development (CRD) grant. The majority of this work was completed during the summer and fall of 2009 under the guidance of Professor George Demopoulos. The McGill test work showed that under semi-continuous conditions, the oxidation and hydrolysis process results continued to behave in a manner that the Company expects will lead to commercial application.

 All dollar values are in Canadian dollars unless otherwise indicated.

The Company has contracted SGS Minerals Services in Lakefield, Ontario to advance the development of the hydrometallurgical process to demonstrate that the key steps in the process can operate successfully using commercially available equipment and massive sulphides from Ferguson Lake. The test work will initially focus on perfecting the oxidation and hydrolysis process steps with a synthetic solution.  Once the test work has been established, 100 kilograms of massive sulphide from Ferguson Lake will be processed to determine any chemical implications to the hydromet circuit.  A successful outcome from these tests will advance the hydromet development to its final phase, which includes the design and construction of a mini pilot plant capable of treating massive sulphides.

On April 21, 2010, the Company provided an update on the Hydrometallurgical process for recovering metal from massive sulphide ores.  The circuit testing has surpassed the oxidation goals assumed from prior modeling and costing calculations on the circuit. Previous work assumed that 75% of the ferrous iron would be oxidized in a single pass through the oxidation reactor, while SGS test work has achieved a best result of 86%. The impact of higher percentage oxidation of ferrous iron is reduced reagent consumption downstream, which reduces operating costs.

The Company generated the process information needed to fully define the Ferguson Lake circuit and on August 16, 2010, announced that it had extended its contract with SGS Canada to continue development of the hydromet process up to the actual pilot plant stage.

On May 24, 2011, the Company announced positive preliminary test results on the processing of Ferguson Lake ore.

The hydrometallurgical technology being developed is engineered to recover base metals from massive sulphides at the Company’s Ferguson Lake project in Nunavut in an environmentally friendly, cost effective and energy efficient manner.

Testing has been performed by SGS Canada Inc. in Lakefield, Ontario. Phase I testing, completed in the summer of 2010, successfully demonstrated continuous operation of the oxidation and hydrolysis sections of the hydrometallurgical process using a synthetic feed (primary leach solution).  Phase II testing began in the fall of 2010 and concluded successfully in April 2011, successfully demonstrating the oxidation and hydrolysis sections using actual feed made from Ferguson Lake massive sulphides.

Results from testing of the primary and secondary leach circuits show recoveries of 97% copper, 96% nickel, and 88% cobalt from a bulk sulphide concentrate produced from Ferguson Lake ore into the leach solution. The remaining metals, including PGEs, were left in the leach residue.

Leach solution generated from the bulk Ferguson Lake concentrate was used to successfully demonstrate stable, continuous, simultaneous operation of the two enabling steps in the hydrometallurgical technology, i.e. oxidation and hydrolysis. The solution from the primary leach was continuously oxidized and the oxidized solution was sent directly to continuous hydrolysis.  Two campaigns of one week each were run.  The target oxidation level (80% of the ferrous iron in the leach solution) was achieved and in both campaigns reached up to 90 percent.

The extent of hydrolysis achieved also substantially exceeded expectations - the expected extent was about 30 percent per pass, compared to just over 70 percent achieved, with the operation of the hydrolysis reactor remaining stable.

The solution from the oxidation and hydrolysis campaigns was used in a continuous secondary leaching campaign, and the solution from the secondary leach was re-oxidized in a secondary oxidation step in which 97% to 98% of the ferrous iron was oxidized.

Targeted oxidation of the same material at 80% for a single pass was achieved in 18 hours of residence time, with the oxidation level increasing to as much as 90% in the subsequent 30 hours of residence time.

 All dollar values are in Canadian dollars unless otherwise indicated.

Hydrolysis tests on synthetic solution altered its content to produce from 20% to 26% hydrochloric acid.  Higher acid levels in the range of 34% could be produced, but unacceptably high amounts of iron oxide were generated as a by-product. Interim filtration of the solution was used to remove iron oxide, along with acid washing of the same iron oxide to reduce the residual chlorine to less than 1%.  The overall efficiency of the oxidation and hydrolysis circuits now approaches 100%.

The Company believes that that all its work to date on the Hydromet process has confirmed that the process will operate as designed. Given the Company’s current financial condition, the Company has temporarily delayed the construction of the Hydromet mini-pilot plant.

The technical information in this news release has been reviewed by Ray Irwin, BSc, P.Geo, a Qualified Person in accordance with National Instrument 43-101.

STILLWATER PROJECT

During the quarter ended August 31, 2011, the Company completed two exploration holes. One hole EB11-01, which was completed to a depth of 746 feet during August 2011, targeted a segment of the VEZ located east of the Coors 602 resource. Drill hole LM11-01, which was also completed during August 2011 to a final depth of 777 feet, targeted a segment of the VEZ located west of the Coors 602 resource.

The 2011 helicopter-supported exploration drilling program, consisting of five holes totalling 3,000 feet, is being focused on two of the better known PGE targets present on the Stillwater project (i.e. the VEZ and Crescent Creek dunite). Most of the planned 2011 drilling will occur along segments of the VEZ horizon, which Starfield geologists feel is analogous to the Pt-Pd bearing UG2 Reef in the Bushveld Complex. This initial drilling will target segments of the VEZ having coincident PGE soil geochemical and airborne conductivity anomalies. It is believed that the conductivity anomalies are probably due to the presence of sulphides and graphite.

The Stillwater Project, comprising approximately 15,700 acres, is located in south central Montana, approximately 129 kilometres west southwest of the city of Billings. The project area is in the southern part of the Stillwater Complex, an Archean-age layered mafic-ultramafic magmatic intrusion exposed for 48 kilometres along the northern margin of the Beartooth Mountains. The Stillwater Complex and adjacent rocks have been known to contain copper, nickel, cobalt and chromium deposits since the late 1800s. More recently, deposits of PGM elements have been recognized. Historical resources were defined on the properties, but are not in compliance with NI 43-101.

As previously noted above, Starfield’s Stillwater Project overlies a significant part of the exposed Stillwater Complex, which is a large differentiated, mafic-ultramafic layered intrusive that is analogous in terms of lithologies and mineralization to the Bushveld Igneous Complex in South Africa. Like the prolifically mineralized Bushveld intrusive complex, and as evidenced by the adjacent Stillwater platinum-palladium mine, as well as previous exploration results on the project, Starfield believes its large land position covers several excellent PGM, copper-nickel-cobalt-platinum-palladium and chromium exploration targets.

Three general targets present on Starfield’s Stillwater Project are of particular interest with respect to the exploration of PGM mineralization. These include the “A” and “B” chromitites located near the base of the Ultramafic Series, the Volatile Enriched Zone (“VEZ”) located at the top of the Ultramafic Series and the potentially strongly mineralized discordant dunite bodies cutting the Ultramafic Series. The VEZ target lies a few hundred feet west of and down section of the JM Reef, which is the PGM-bearing complex that is currently being exploited by Stillwater Mining. (A schematic of Starfield’s claims in the Stillwater district is available on the Company’s website.). Starfield’s priority was to assemble all of the historical data from the Stillwater Project and the new claims purchased from Beartooth.

 All dollar values are in Canadian dollars unless otherwise indicated.

The Company has planned a five-hole diamond drilling program for the summer of 2011.  The drilling program will focus on two PGM targets, drilling approximately 1,000 metres of core in five angled holes, plus geologic mapping and geochemical sampling. The PGM targets, at elevations ranging from 2,590 metres to 2,896 metres, include the VEZ, located at the top of the Ultramafic Series, and a potentially high-grade, discordant dunite body cross cutting the Ultramafic Series. The five drill holes have been completed by the end of September 2011.

The VEZ is considered by Starfield geologists to be largely magmatic in origin and is thought to have considerable size potential. It is a graphite/sulphide-bearing horizon that is subparallel to and is located 150 to 400 metres down section (south) of the JM Reef currently being mined by Stillwater Mining Company.  A helicopter-borne electromagnetic and aeromagnetic survey flown in 2000 indicated the VEZ exhibits a nearly continuous conductivity anomaly, believed to represent sulphide mineralization approximately 12 kilometres in length west of the Stillwater River, located on Starfield’s claims.  Previous sampling on this segment reportedly averaged 0.13 ounces per ton (4.45 g/t) platinum and 0.32 ounces per ton (10.96 g/t) palladium over a width of 7.6 metres (25 feet).  The drilling program is designed to follow-up on previous surface samples that averaged 18.3 g/t Pt+Pd with an average Pd:Pt ratio of 2.5:1.

The second PGM drill target in the 2011 exploration program is a PGM-bearing discordant dunite body, approximately 250 metres in diameter, located in the Crescent Creek area. This intrusive body may be analogous to strongly mineralized, discordant dunite bodies present in the Bushveld Complex.  Previous rock chip grab samples from the Crescent Creek dunite area reportedly returned combined Pt+Pd grades in excess of 80 g/t.  Additionally, this target possesses a strong PGM soil geochemical anomaly that is 900 metres by 300 metres in size.

On October 5, 2010, the Company engaged Scott Wilson RPA to review and update an October 1988 feasibility study on the chrome properties on its Stillwater properties. The properties contain the formerly operating Benbow and Mountain View mines, which were the only chrome mines to ever produce in North America, and were last operated during the Korean War.  A non-NI 43-101 compliant feasibility study was completed by James Askew Associates for Chrome Corporation of America in 1988.  After an internal review of this study, management believes that its chrome properties in Montana may have become economic again. Consequently, Starfield has contracted a third party to prepare an NI 43-101 update report, which is currently in progress.

MOONLIGHT PROJECT

The Company will maintain this property with no plans for exploration drilling in 2011.

The Moonlight project, totalling approximately 3,160 acres, is located approximately 140 kilometres northwest of Reno, Nevada, in Plumas County, north-eastern California. The project consists of 36 patented claims leased from California-Engels Mining Company and 122 unpatented mining claims (Teagan claims), which are subject to the terms of the California-Engels lease agreement.  During the quarter ended November 30, 2010, the Company dropped certain claims in the Moonlight project that were considered ancilliary to the core project, and these claims did not have any ascribed value in the acquisition.

The project occurs in a structurally complex area at the northeast most end of the Sierra Nevada Batholith and overlies a dominantly mafic intrusive body known as the Lights Creek Stock. The project is situated in a part of the Plumas Copper Belt, the site of many historically productive high-grade copper-gold-silver mines, which have been largely inactive since the1930’s. Within the current land position, there are two advanced exploration targets, the Superior and Engels mines, but only the Superior mine has a historical (non NI 43-101 compliant) resource.  This resource located entirely on patented mining claims, totals 43 million tons and averages 0.56% copper.

 All dollar values are in Canadian dollars unless otherwise indicated.

On October 29, 2009, Starfield completed its drill program at the Engels Prospect to follow up on drilling performed in 2007 where several intervals contained more than 4% copper.  During this initial program, three angle core holes were completed that totaled 574 feet (175 metres).  This drilling was designed to confirm the previously reported high-grade copper intersection and to provide a better understanding of the geology and the nature of the copper mineralization present.

Starfield announced the initial assay results from the above-noted program on November 25, 2009. This release of information covered drill holes ME09-01, which was drilled to a depth of 250 feet, and ME09-02, which was drilled to a depth of 134 feet.  In drill hole ME09-01, the first 140 feet of the hole averaged 1.88% copper, including a 13.5 foot interval between 96.5 feet and 110 feet that averaged 5.36% copper and a 10.0 foot interval between 130 feet and 140 feet that averaged 8.23% copper. In addition, hole ME09-01 contained a 31.5 foot interval between 158.5 feet and 190 feet that averaged 3.38% copper, which included a 10.5 foot interval averaging 8.87% copper.

In drill hole ME09-02, the first 74.3 feet of the hole averaged 3.26% copper, including a 6.5 foot interval between 32.5 feet and 39.0 feet that averaged 6.74% copper and a 17.3 foot interval between 46.0 feet and 63.3 feet that averaged 9.94% copper. In addition, there was a 9.7 foot interval between 79.3 feet and 89.0 feet that averaged 11.25% copper. A cross-section of holes ME09-01 and ME09-02 can be viewed on the Company’s website. The intervals listed above are core lengths and do not necessarily depict true width.

On December 1, 2009, Starfield announced additional assay results from the Company’s initial drilling program at its Moonlight copper project. The table below provides silver assay results from ME09-01 and ME09-02. The intervals listed are drill core lengths and do not necessarily depict true width.

Moonlight Engels 2009 Silver Assay Results

Hole No.	From (f)	To (f)	Interval (f)	Silver (g/t)
ME09-01	98.0	140.0	42.0	40.9
	158.5	176.0	17.5	54.5
ME09-02	42.0	74.3	32.3	61.8
	79.3	89.0	9.7	87.5

Hole ME09-02 also encountered several minor intercepts of gold ranging from 1.5 g/t to 3.6 g/t.

In April 2009, Starfield contracted Fugro Airborne Surveys to fly a detailed helicopter borne DIGHEM EM and aeromagnetic survey of the entire Moonlight project.

This survey, which totalled 440 line kilometres (224 line miles), confirmed previous geologic mapping, and better defined lithologic contacts. The locations of major structures, some of which appear to have served as controlling structures (“feeders”) for the copper mineralization, are also evident. This information provides the basis for further geochemical sampling, detailed geologic mapping and the second phase of exploration drilling.

In June 2010, the Company undertook a second phase of drilling to further evaluate the remaining high grade, structurally controlled copper mineralization adjacent to areas previously mined at the Engels mine. This program consisted of four angled holes (ME10-04 through ME10-07) totalling 1,497 feet. Of these holes, ME10-04 through ME10-06 were drilled proximal to the underground workings a short distance northeast (ME10-04 and ME10-06) and/or southwest (ME10-05) of the 2009 drill holes, while ME10-07 was drilled on strike, but immediately northeast of previous mining operations.

 All dollar values are in Canadian dollars unless otherwise indicated.

The two “step-out” holes returned particularly favourable results. Hole ME10-05 returned 91 feet of 5.09% copper and 68.5 g/t silver, including a 55 foot section of 7.99% copper and 108.6 g/t silver. Hole ME10-04 intersected 84 feet of 2.04% copper and 15.3 g/t silver within a 109 foot section of 1.81% copper and 13.8 g/t silver.

The table below provides assay results from the four holes. The intervals listed are drill core lengths and do not necessarily depict true width.

Moonlight Engels 2010 Copper and Silver Assay Results

Hole No.	From (f)	To (f)	Interval (f)	Copper (%)	Silver (g/t)
ME10-04	16.0	125.0	109.0	1.81	13.80
including:	16.0	100.0	84.0	2.04	15.30
	141.0	178.0	37.0	1.95	22.20
	190.0	225.0	35.0	0.79	5.25
ME10-05	10.0	101.0	91.0	5.09	68.50
including:	39.0	94.0	55.0	7.99	108.60
	110.0	120.5	10.5	1.46	13.20
	159.5	191.5	32.0	2.46	20.20
ME10-06:A	168.0	178.0	10.0	0.76	5.20
	213.0	224.0	11.0	0.54	3.86
	238.0	245.5	7.5	1.39	12.80
	330.0	338.0	8.0	4.90	41.40
ME10-07	262.0	275.0	13.0	1.90	15.70
	305.0	310.0	5.0	0.95	9.90

NEVADA GOLD PROPERTIES

The Nevada properties consisted of the Dome Hill and Stealth properties. The Company continues to hold the Dome Hill property which straddles the Nevada-California border.  In May 2011, the Company entered into an option agreement with a US gold company whereby they have the option to purchase the Dome Hill property over a three year period for a nominal amount. The Stealth property third party lease was terminated in August 2011, and the Company decided to allow these claims to lapse.

As the Company has determined that it no longer intends to pursue its interest in the Nevada properties, all accumulated costs have been written-off as at May 31, 2011.

 All dollar values are in Canadian dollars unless otherwise indicated.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Company for its last eight completed quarters:

	2011	2011	2011	2010	2010	2010	2010	2009
	Aug 31	May 31	Feb 28	Nov 30	Aug 31	May 31	Feb 28	Nov 30
Quarter ended	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenue	-	-	-	-	-	-	-	-
Net loss, IFRS	(522)	(1,862)	(1,147)	(387)	(711)	(681)	(2,640)	(350)
Deferred mineral property costs	2,857	(222)	527	1,112	1,532	710	586	767
Cash	4,013	5,787	3,884	1,068	2,679	2,361	3,581	1,495
Basic and diluted loss per share, IFRS	0.00	0.00	(0.01)	0.00	0.00	0.00	(0.01)	0.00
Weighted average number of shares	714,057	651,434	688,879	578,022	546,003	521,913	508,503	418,971

Note: the above table is in thousands of Canadian dollars except for per share items, which are in Canadian dollars, and weighted average numbers of shares, which are in thousands.

Three and six months ended August 31, 2011 compared to the three and six months ended August  31, 2010

Deferred exploration costs incurred in the three and six months ended August 31, were as follows:

	3 Months ended	3 Months ended	6 Months ended	6 Months ended
	August 31, 2011	August 31, 2010	August 31, 2011	August 31, 2010
	($000's)	($000's)	($000's)	($000's)
Maintenance costs	177	259	190	270
Write-down of mineral properties	0	0	(1,000)	0
Compensation	820	351	954	580
Aircraft support including helicopter moves	809	171	692	171
Exploration drilling	909	8	972	23
Camp support costs including fuel	178	141	202	191
Diamond exploration program	0	1	0	4
Recovery of diamond exploration program costs	0	(1)	0	(4)
Analytical and geophysical services	188	602	847	1,007
Accrual basis expenditures, included in balance sheet	3,081	1,532	2,857	2,242
Adjusted for non-cash expenditures and amounts unpaid at the end of the quarter	9	(110)	1,000	(227)
Total deferred exploration per statement of cash flow	3,090	1,422	3,857	2,015

Deferred exploration expenditures incurred during the three and six months ended August 31, 2011 were $1.7 million and $1.8 million higher respectively than during the corresponding periods in the prior year. The increased spending is primarily due to the summer exploration drilling program at the Stillwater property $0.5 million, which was deferred from 2010 as a result of permit delays, and the write-off of the value of the Nevada properties $1.0 million. Expenditures during the quarter included analytical costs relating to Phase II testing completion and preliminary expenditures related to the planned building and operation of a mini-pilot plant at facilities in Lakefield, Ontario.

Compensation and aircraft costs for the three months ended August 31, 2011 increased $0.5 million and $0.6 million respectively due to an expanded exploration program at Ferguson Lake during this year and the deferral of the Stillwater exploration program from last year into this year.

All dollar values are in Canadian dollars unless otherwise indicated.

Exploration drilling costs for the three months ended August 31, 2011 were $0.9 million higher than the same period of the prior year primarily due to the deferral of the Stillwater drilling program and the timing of the Ferguson Lake drilling program, which was completed during the third quarter of the prior fiscal year.

During the quarter, exploration costs were incurred to complete the summer drilling program at the Ferguson Lake and Stillwater projects.

The Company decided to discontinue the Stealth and Dome Hill projects and all accumulated costs have been written-off during the quarter ended May 31, 2011.

General and administration expenditures incurred in the three and six months ended August 31, were as follows:

	3 Months ended	3 Months ended	6 Months ended	6 Months ended
	August 31, 2011	August 31, 2010	August 31, 2011	August 31, 2010
	($000's)	($000's)	($000's)	($000's)
Consulting	0	21	0	51
Director's fees	58	56	115	113
Investor relations	76	75	101	80
Legal and audit	53	116	173	178
Management compensation	75	115	151	225
Rent and office	85	115	159	225
Transfer and regulatory fees	7	5	44	25
Travel and conferences	10	19	28	46
Total general and administrative expense	364	522	771	943

General and administrative expenses for the three months ended August 31, 2011 were $158 lower than those of the corresponding three months of the previous year due to the combination of the following changes:
•	Consulting fees were reduced as part of the Company’s cost reduction efforts;
•	Legal and audit expenses decreased due to lower than planned audit costs relating to the transition to new auditors, and tax preparation costs;
•	Rent and office expense were reduced by the relocation to smaller corporate office space in early 2010;
•	Management compensation charges decreased due to staff and salary reductions; and
•	Travel and conferences decreased due to a continued concerted effort by management to curtail discretionary expenses.

For the six month period ended August 31, 2011, total general and administrative costs were $172 lower than the similar prior year period as follows:

•	Consulting fees were reduced as part of the Company’s cost reduction efforts;
•	Investor relations are higher due to increased marketing efforts;
•	Rent and office expense were reduced by the relocation to smaller corporate office space in early 2010;
•	Management compensation charges decreased due to staff and salary reductions;

All dollar values are in Canadian dollars unless otherwise indicated.

•	Transfer and regulatory fees increased due to additional listing fees related to the June 2011 financing; and
•	Travel and conferences decreased due to a continued concerted effort by management to curtail discretionary expenses.

During the six months ended August 31, 2011, no stock options were granted (August 31, 2010 - 400,000) to directors, employees and consultants. For the six month period ended August 31, 2011, the Company recognized $58 in stock-based compensation expense with a corresponding credit to contributed surplus on the balance sheet, of which $9 of the expense was capitalized to mineral properties (May 31, 2010 - $193, $25 capitalized). The Company realizes the fair market value of the stock-based compensation over the vesting period of the options within each tranche of the stock option award. The fair value of the options granted is calculated using the Black-Scholes option pricing model including an estimate of forfeiture. Options vest equally, with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

LIQUIDITY

General

The activities of the Company, principally the acquisition and exploration of mineral properties, are financed through the completion of offerings involving the sale of equity securities. These equity offerings generally include private placements and the exercise of warrants and options.

Since Starfield is an exploration stage company, it does not have the ability to generate significant amounts of cash and cash equivalents in the short term. To maintain the Company's capacity to meet planned growth or to fund further development activities, the Company must utilize its current cash reserves, income from investments, and cash from the sale of securities.  As described above, exploration stage companies are heavily reliant on the equity market to fund activities, usually through private placements. Today’s equity markets make this alternative difficult without incurring significant dilution to existing shareholders. Starfield is considering all available alternatives, given appropriate pricing and other market conditions.

On June 17, 2011, the Company completed a $1.4 million private placement financing by issuing 27,273,000 units at a price of $0.05. Each unit consisted of one common share and one common share purchase warrant. Each unit warrant entitles the holder to acquire one additional common share of the Company at a price of $0.08 for 24 months from the closing date.

On May 13, 2011, the Company completed a $3.8 million private placement financing by issuing 50,528,466 flow-through units at a price of $0.075. Each flow-through unit consisted of one flow-through common share and one common share purchase warrant. Each flow-through unit warrant entitles the holder to acquire one additional common share of the Company at a price of $0.11 for 24 months from the closing date.

As at August 31, 2011, Starfield had $4.0 million in cash (February 28, 2011 - $3.9 million) and working capital of $3.4 million (February 28, 2011 - $3.6 million). The increase in cash at August 31, 2011, compared to February 28, 2011, is due to the June 2011 private placement.

There are 135.7 million warrants outstanding at August 31, 2011, (February 28, 2011 - 80.8 million) at a weighted average exercise price of $0.11, which, if fully exercised, would raise almost $14.9 million (February 28, 2011 - $16.2 million). The dollar value contribution of only in-the-money warrants is $nil.

All dollar values are in Canadian dollars unless otherwise indicated.

There are also 24.9 million stock options outstanding at August 31, 2011, (February 28, 2011 - 29.6 million) with a weighted average exercise price of $0.51 that would contribute approximately $12.7 million (February 28, 2011 - $18.0 million) if exercised in full. The dollar value contribution of only in-the-money options is $nil.

The Company’s interest rate risks are limited to interest-bearing cash balances. Accounts payable and accrued liabilities are short-term and non-interest bearing.

As of the date of this report, the Company had approximately $2.5 million in cash, which is held at the Royal Bank of Canada and Scotiabank in Toronto. Starfield continues to consider opportunities for equity financing or joint venture partnerships.
As of the date of this MD&A, the Company had entered into the following non-discretionary contractual financial obligations:

		Less than 1		More than
Item ($, in thousands)	Total	year	1-3 years	3 years

Toronto office leases	297	128	169	0
Kivaliq Inuit Association commercial leases	0	0	0	0
Total contractual obligations	297	128	169	0

Starfield’s receivables are mainly comprised of GST recoveries.

Prepaid expenses and deposits consist primarily of $0.3 million on deposit with the Kivalliq Inuit Association as reclamation, wildlife and environmental bonds, and $0.2 million for insurance and exploration drilling.

Income and Capital Taxes

For the year three and six months ended August 31, 2011, the Company paid income and capital tax of $273.

Other

Starfield is not aware of any undisclosed commitments, events, risks or uncertainties that the Company reasonably believes will materially affect the Company's future performance.

Starfield has no defaults or arrears or anticipated defaults or arrears on dividend payments, lease payments, interest or principal payment on debt, debt covenants, and redemption or retraction or sinking fund payments.

The Company had no other unusual or infrequent events or transactions over the past year.

CAPITAL RESOURCES

Starfield has no commitments for additional capital expenditures as of the date of this report.

The discovery, development and acquisition of mineral properties are, in many instances, unpredictable events. Future metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Company does not expect to receive significant income from any of its properties within the foreseeable future. Should the Company decide to further develop any of its properties, the Company may fund its capital requirements by arranging additional equity financing, issuing long-term debt, arranging joint ventures with other companies, or through a combination of the above.

All dollar values are in Canadian dollars unless otherwise indicated.

The Company does not have sources of financing that have been arranged but not yet used, nor are there expenditures not yet committed but required to maintain the Company's current exploration activities or to meet and to fund current mineral development activities.

RISKS AND UNCERTAINTIES

Exploration and mining companies face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical.

The principal activity of the Company is mineral exploration, which is inherently risky. Exploration is also capital intensive, and the Company currently has no source of income other than that described above. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks, and therefore are one of the main assets of the Company.

Following are the risk factors, which the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the Company may not be suitable for all investors.

Competitive Conditions

The mineral exploration and mining business is competitive in all phases of exploration, development and production. The Company competes with a number of other entities in the search for and the acquisition of productive mineral properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. As a result of this competition, the majority of which is from companies with substantially greater financial and technical resources than Starfield, the Company may be unable to acquire attractive properties in the future on terms it considers acceptable or recruit and retain qualified employees. In addition, Starfield competes with other resource companies, many of whom have more advanced properties that are better able to attract equity investments and other capital. Existing or future competition in the mining industry could adversely affect the Company’s prospect for mineral exploration and success in the future.

The ability of the Company to acquire properties depends on its success in exploring and developing its present properties and on its ability to select, acquire, and bring to production suitable properties or prospects for mineral exploration and development. Factors beyond the control of the Company may affect the marketability of minerals mined or discovered by Starfield. Mineral prices have historically been subject to fluctuations and are affected by numerous factors beyond the control of the Company.

Title Matters

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects.

All dollar values are in Canadian dollars unless otherwise indicated.

A significant part of the Company’s mineral rights consist of “unpatented” mining claims created and maintained in accordance with the U.S. General Mining Law of 1872. Unpatented mining claims are unique U.S. property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations that supplement the U.S. General Mining Law of 1872. Also, unpatented mining claims are always subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.

In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. Although no such legislation has been adopted to date, there can be no assurance that such legislation will not be adopted in the future. If ever adopted, such legislation could, among other things, impose royalties on production from currently unpatented mining claims located on federal lands. If such legislation is ever adopted, it could have an adverse impact on earnings from the Company’s operations, and it could reduce estimates of the Company’s present resources and the amount of the Company’s future exploration and development activity on federal lands.

Going Concern

The Company’s ability to continue as a going concern is dependent on its ability to successfully develop and operate its properties. The Company will actively seek financing from time to time to develop its projects; however, the availability, amount and timing of the financing are not certain at this time. Management believes that it will be able to secure the necessary financing through a combination of the issue of new equity, the entering into of joint venture agreements or the exercise of warrants for the purchase of common shares.  However, there is no assurance that the Company will be successful in these actions.

Acquisition and Integration

From time to time the Company examines opportunities to acquire additional mining assets and business. Any acquisition that the Company may complete may be of significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisition would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material resource may prove to be below expectation; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, the Company may choose to finance any acquisition with existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisition.

The Company is Experiencing Negative Cash Flow

The success of the Company’s business will depend upon the Company’s ability to develop its cash flow from operations to a point where it becomes profitable. The Company currently has limited cash on hand and no revenue from operations. Since it is experiencing negative cash flow, its cash reserves are being depleted. Accordingly, the Company must obtain additional funds presently through the sale of equity and/or debt capital. The only alternatives for the financing of the Company’s business would be the offering by the Company of an interest in its mining properties to be earned by another party or to obtain project or operating financing from financial institutions.

All dollar values are in Canadian dollars unless otherwise indicated.

If the Company cannot increase its cash flow and become profitable, it will have to raise additional funds. However, such funds might not be available on acceptable terms, and, as a result, there would be a material adverse effect on the Company (its business and results of operations), and it may not achieve its business objectives.

The Company has No History of Operations

The Company has no history of development on any of its properties. The Company may experience higher than budgeted costs and delays which were not expected. The Company must also locate and retain qualified personnel to conduct exploration work. Further adverse changes in any one of such factors or the failure to locate and retain such personnel will have an additional adverse effect on the Company, its business and results of operations.

The Mining Industry is Speculative and of a Very High Risk Nature

Mining activities are speculative by their nature and involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Company’s drilling activities are in the advanced exploration stage, and such advanced exploration is subject to the risk that previously reported inferred mineralization may not be economic. If this occurs, the Company’s existing resources may not be sufficient to support a profitable mining operation.

The Company’s activities are subject to a number of factors beyond its control, including intense industry competition and changes in economic conditions (including some operating costs, such as electrical power). Its operations are subject to all the hazards normally incidental to exploration, development and production of base and precious metals, any of which could result in work stoppages, damage to or loss of property and equipment, and possible environmental damage.

An adverse change in any one of such factors, hazards and risks would have a material adverse effect on the Company, its business and results of operations. This might result in the Company not meeting its business objectives.

Foreign Operations

Many of the Company’s property interests are located in the United States of America (“USA”), and are subject to that jurisdiction’s laws and regulations. The Company believes the present attitude of the USA to foreign investment and mining to be favourable, but investors should assess the political risks of investing in a foreign country. Any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

Foreign Currency Translation

The consolidated financial statements of the Company are presented in Canadian dollars, the functional currency. The operations of several of its subsidiaries are in US dollars.  The operations of the subsidiaries are translated as follows: monetary assets and liabilities are translated at exchange rates prevailing at the balance sheet date; non-monetary items and any related amortization of such items are translated at the rate of exchange in effect when the assets were acquired or obligations incurred; and all income and expense items are translated at average exchange rates prevailing during the year. Exchange gains and losses are included in net loss for the year. Management monitors foreign exchange derived from currency conversions but does not hedge its foreign currency. A significant change in the Canadian to US dollar exchange rate could have an adverse effect on the Company.

All dollar values are in Canadian dollars unless otherwise indicated.

The Company is Dependent on Various Key Personnel

The Company’s success is dependent upon the performance of key personnel. The Company does not maintain life insurance for key personnel, and the loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

The Company’s Activities might suffer Losses from or Liabilities for Risks which are not Insurable

Hazards, such as unusual or unexpected geological formations and other conditions, are inherent in mineral exploration and development. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The occurrence of such liabilities could have a material, adverse effect on the Company’s financial position and results of operation.

The Company currently carries general commercial liability, tenant’s legal liability, building, contents and contractors equipment insurance, as well as directors’ and officers’ insurance. Additionally, all contractors carry their own general and equipment liability insurance. Although the Company intends to maintain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition and results of operation.

There is Uncertainty of the Nature and Amount of the Company’s Resources

While the Company has carried out, and will carry out on an annual basis, estimates of its mineral resources, this should not be construed as a guarantee that such estimates are accurate. If such estimates prove to be materially inaccurate, that would have a material effect on the Company’s business and operations.

The Company may Experience Uncertainty in Marketing the Nickel, Copper, Platinum, Palladium, Chromium, Gold and Cobalt which it may Potentially Mine

The Company’s future revenues are expected to be in large part derived from the mining and sale of nickel, copper, platinum, palladium, chromium, gold and cobalt. The prices of these metals fluctuate, and are affected by numerous factors beyond the Company’s control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new mine development and improved mining and production methods. Any unfavourable change in these factors could cause the Company’s revenues, operations and financial condition to be materially adversely affected.

The Company’s Activities are Subject to Extensive Governmental Regulation and Permitting Requirements

Exploration, development and mining of minerals are subject to extensive federal, provincial and local laws and regulations governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, land claims of First Nations and local people, environmental protection and remediation, endangered and protected species, mine safety and other matters. These laws and regulations are administered by various governmental authorities including but not limited to:

All dollar values are in Canadian dollars unless otherwise indicated.

(a)	Government of Canada
(i)	Canada Customs and Revenue Agency (taxation)
(ii)	Canadian Environmental Assessment Agency, Environment Canada (environ-mental protection)
(iii)	Natural Resources Canada (land use and conservation)
(iv)	Dept. of Fisheries and Oceans (land use and conservation)
(v)	Dept. of Indian Affairs and Northern Development (land use and conservation)

(b)	Government of Nunavut
(vi)	Dept. of Sustainable Development (mineral tenure, development and use)
(vii)	Nunavut Planning Commission (land use and conservation)
(viii)	Nunavut Water Board, (environmental protection) (land use and conservation)
(ix)	Dept. of Finance (taxation)
(x)	Nunavut Impact Review Board (mine plans, labour rights and relations)
(xi)	Dept. of Culture, Language, Elders and Youth (mine plans, labour rights and relations)
(xii)	Kivalliq Inuit Association (land use and conservation)

(c)	Kivalliq Designated Inuit Organization
(xiii)	Inuit Impact and Benefit Agreement (tax assessment)
(xiv)	Keewatin Regional Land Use Plan (building permitting)
(xv)	Kivalliq Inuit Association (business licensing)

(d)	Government of the United States of America

(e)	Government of California

(f)	Government of Montana

(g)	Government of Nevada

In addition, the current and future operations of the Company, from current exploration through to future development activities and production, require permits, licenses and approvals from some of these governmental authorities. The Company has obtained all government licenses, permits and approvals necessary for the operation of its business to date, however, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on the Company, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring the Company’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on the Company and its business and could result in the Company not meeting its business objectives.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties, or require abandonment or delays in development of its mining properties. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail production, development or exploration.

All dollar values are in Canadian dollars unless otherwise indicated.

The Company’s Activities are Subject to Extensive Environmental Protection Requirements

All phases of the Company’s operations are subject to federal, provincial and local environmental regulation in the various jurisdictions in which it operates, which potentially could make operations expensive or prohibit them altogether. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation.  They also set limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or prevent operations all together.  Environmental hazards may exist (on the properties on which the Company holds and will hold interests) which are unknown to the Company at present and which have been caused by previous or existing owner or operation of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations, which could potentially make operations expensive or prohibit them altogether. To the extent such future approvals are required and not obtained, the Company may be curtailed or prohibited from restarting, continuing or proceeding with planned exploration or development of the Resource Property.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the development of resource properties may be required to compensate those suffering loss or damage by reason of the mining activities, and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Conflicts of Interest

Certain of the directors and officers of the Company may also serve as directors and officers of other companies involved in gold and precious and base metals or other natural resource exploration and development and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors declare, and refrain from voting on any matters in which such directors may have a conflict of interest.

The Company does not Pay Dividends

The Company has never paid a cash dividend. Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in the Company’s securities other than possible capital gains.

Supply/Demand Outlook for Metals

The Company believes that there are a significant number of external forces acting on supply and demand of base and precious metals. The metal markets for nickel, copper, platinum and palladium, chromium, gold, and cobalt demonstrate considerable volatility, and the Company is unable to predict future metal prices with any certainty.

All dollar values are in Canadian dollars unless otherwise indicated.

TRANSACTIONS WITH RELATED PARTIES

During the three and six months ended August 31, 2011, the Company had no transactions with related parties.

OFF-BALANCE SHEET TRANSACTIONS

The Company has not entered into any off-balance sheet transactions.

SIGNIFICANT ACCOUNTING POLICIES

Conversion to International Financial Reporting Standards (“IFRS”)

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and to require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these interim condensed consolidated financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These unaudited condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).  They do not include all of the information required for full annual financial statements. IFRS 1, First-time Adoption of IFRS (“IFRS 1”) has been applied and the impact of the transition from Canadian GAAP to IFRS is explained in note 13.  Previously, the Company prepared its financial statements in accordance with Canadian GAAP

The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of October 13, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending February 28, 2012 could result in restatement of these interim condensed consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

These interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended February 28, 2011.  Note 13 discloses IFRS information that is material to an understanding of these interim condensed consolidated financial statements.  Where material, the interim condensed consolidated financial statements also include required annual IFRS disclosures if the same disclosure was not previously made under Canadian GAAP.

All dollar values are in Canadian dollars unless otherwise indicated.

OTHER

Shares issued and outstanding

As at October 13, 2011, the Company had 718,800,545 shares issued and outstanding as well as 24.9 million options and 135.7 million warrants. The dollar value contribution of only in-the-money options and warrants would be approximately $nil.

Disclosure for Issuers without Significant Revenue

Additional disclosure concerning Starfield’s general and administrative expenses and deferred mineral costs is provided in the Company’s statement of operations and the accompanying notes contained in its audited financial statements for February 28, 2011 that is available on its SEDAR Page Site accessed through www.sedar.com.

Disclosure Controls and Procedures
Internal controls

In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting including the engagement of an independent internal control consultant to oversee the program.

Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance.

Management is responsible for establishing and maintaining adequate control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on “Internal Control Over Financial Reporting - Guidance For Smaller Public Companies” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at February 28, 2011.

Disclosure Controls and Procedures

An evaluation was performed under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as defined in the National Instrument 52-109. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Company’s disclosure controls and procedures were effective as at February 28, 2011.

Approval

The audit committee members and the board of directors of Starfield have approved the disclosure contained in this MD&A.

This MD&A is available on Starfield’s SEDAR Page Site accessed through www.sedar.com.

All dollar values are in Canadian dollars unless otherwise indicated.

Other Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.starfieldres.com.

All dollar values are in Canadian dollars unless otherwise indicated.